Supplement to Prospectus Supplement dated December 22, 2005 to Prospectus dated November 17, 2005

Mortgage-Backed Notes, Series 2005-HEL1

GSR Trust 2005-HEL1
Issuer

GS Mortgage Securities Corp.
Depositor

GreenPoint Mortgage Funding, Inc.
Servicer

This is the second supplement to the prospectus supplement dated December 22, 2005, as modified by the first supplement dated March 10, 2006 (the “First Supplement” and together with the prospectus supplement dated December 22, 2005, the“Prospectus Supplement”) relating to the GSR Trust 2005-HEL1 Mortgage-Backed Notes, Series 2005-HEL1.  Capitalized terms used in this supplement but not defined in this supplement have the meanings given them in the Prospectus Supplement.  This supplement supersedes and replaces the First Supplement.

•	The following Risk Factors are added to the Prospectus Supplement:

Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses

Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the subprime, Alt-A and other nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

(continued on following page)
Goldman, Sachs & Co.
The date of this supplement is October 11, 2007.

The mortgage loans held by the Issuer do not include subprime mortgage loans; however, some sources have reported that default rates on Alt-A loans have recently increased above the rates experienced on subprime loans.  Some sources have also reported that prepayment rates on Alt-A loans have decreased below historical levels, which could exacerbate the adverse effect of increased default rates on pools of Alt-A loans such as the mortgage loans held by the Issuer.

In response to the deterioration in the performance of subprime, Alt-A and other nonprime mortgage loans, the rating agencies have taken action with respect to a number of subprime mortgage securitizations and Alt-A mortgage securitizations. There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A and other nonprime securitizations in response to either deteriorating delinquency, default and loss rates on subprime, Alt-A and other nonprime mortgage loans or the perception that such deterioration may occur in the future.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators, and in some cases, has caused certain loan originators to cease operations.  See “Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.” below.  Any such deterioration could adversely affect the ability of a loan originator to repurchase or substitute for mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans.  Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.

A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws. Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and preserve the value of the HELOCs on behalf of the Issuer.  Any such limitations that applied to the servicer of the HELOCs could adversely affect the Issuer's ability to realize on the HELOCs. See “—Violation of Various Federal, State and Local Laws May Result in Losses on the HELOCs” in the prospectus supplement.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

Goldman Sachs Mortgage Company and its Affiliates May Have Conflicts of Interest

Recent developments in the subprime mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators.  See “—Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses” above and “Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.” below.

Due to these developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that Goldman Sachs Mortgage Company and its affiliates may have or may enter into in the future with one or more of the loan originators, including GreenPoint Mortgage Funding, Inc.

In taking any actions or engaging in other transactions with those loan sellers, Goldman Sachs Mortgage Company and its affiliates are not required to take into account the effect of such actions or transactions on the Issuer or the noteholders.  Among other things, Goldman Sachs Mortgage Company and its affiliates may purchase, as principal, loans originated or sold by such loan sellers that are not included in the Issuer, and may seek to enforce against such loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans.  Goldman Sachs Mortgage Company or its affiliates may provide secured or unsecured financing to one or more loan sellers, and may seek to enforce remedies against such loan sellers if an event of default occurs in respect of that financing.  Goldman Sachs Mortgage Company and its affiliates will not have any obligation to account to the Issuer for any amounts they collect in respect of any loans, financing or other transactions they may have with any loan seller, and Goldman Sachs Mortgage Company and its affiliates will have no obligation to pursue any claims against such loan sellers on behalf of the issuer or with respect to loans included in the issuer.

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The Risk Factor entitled “Geographic Concentration of the HELOCs in Particular Jurisdictions May Result in Greater Losses If Those Jurisdictions Experience Economic Downturns” on page S-10 of the Prospectus Supplement is amended by adding the following at the end of the Risk Factor:

Further, the concentration of the HELOCs in one or more states will have a disproportionate effect on noteholders if the regulatory authorities in any those states take actions against GreenPoint Mortgage Funding, Inc. that impairs the issuer’s ability to realize on those HELOCs.  See “—Violation of Various Federal, State and Local Laws May Result in Losses on the HELOCs” below.

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The Risk Factor entitled “Violation of Various Federal, State and Local Laws May Result in Losses on the HELOCs” on page S-17 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Violation of Various Federal, State and Local Laws May Result in Losses on the HELOCs

There has been a continued focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as “predatory lending” practices.  Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices, and require licensing of originators.  In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of the HELOCs.

The HELOCs are also subject to federal laws, including:

•	the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•
the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

•	the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws, as well as actions by governmental agencies, authorities and attorneys general may limit the ability of the servicer to collect all or part of the principal of, or interest on, the HELOCs and in addition could subject the issuer to damages and administrative enforcement (including disgorgement of prior interest and fees paid).  In particular, an originator’s failure to comply with certain requirements of federal and state laws could subject the issuer (and other assignees of the HELOCs) to monetary penalties, and result in the obligors’ rescinding the HELOCs against either the issuer or subsequent holders of the HELOCs.

GreenPoint Mortgage Funding, Inc. has represented with respect to each HELOC that such HELOC is in compliance with applicable federal, state and local laws and regulations.  In addition GreenPoint Mortgage Funding, Inc. has also represented that none of those HELOCs are classified as (a) a “high cost” loan under the Home Ownership and Equity Protection Act of 1994, or (b) a “high cost home,” “threshold,” “covered,” (excluding home loans defined as “covered home loans” in the New Jersey Home Ownership Security Act of 2002 that were originated between November 26, 2004 and July 7, 2004), “high risk home,” “predatory” or similar loan under any other applicable state, federal or local law.  In the event of a breach of any of such representations, GreenPoint Mortgage Funding, Inc. will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected HELOC, in the manner and to the extent described in this prospectus supplement.

It is possible in the future that governmental authorities or attorneys general may take actions against GreenPoint Mortgage Funding, Inc. that could prohibit the servicer from pursuing foreclosure actions, or otherwise limit the ability of the servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuer. Any such limitations could adversely affect the issuer’s ability to realize on the mortgage loans.

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The Risk Factor entitled “GreenPoint Mortgage Funding, Inc. May Not Be Able to Repurchase Defective HELOCs” on page S-18 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

GreenPoint Mortgage Funding, Inc. May Not Be Able to Repurchase Defective HELOCs

Each of GreenPoint Mortgage Funding, Inc. and Goldman Sachs Mortgage Company has made certain representations and warranties relating to the HELOCs.  Those representations are summarized in “Description of the Notes—Representations and Warranties Relating to the HELOCs” in this prospectus supplement.

If GreenPoint Mortgage Funding, Inc. or Goldman Sachs Mortgage Company, as applicable, fails to cure in a timely manner a material breach of its representations and warranties with respect to any HELOC for which it is making representations and warranties, then GreenPoint Mortgage Funding, Inc. or Goldman Sachs Mortgage Company, as applicable, would be required to repurchase or substitute for the defective HELOC.  As described in this prospectus supplement under  “Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.,” Capital One Financial Corporation has reported that it will cease residential mortgage origination operations of its wholesale mortgage banking unit, GreenPoint Mortgage Funding, Inc.  As a result, it is possible that GreenPoint Mortgage Funding, Inc. or Goldman Sachs Mortgage Company, as applicable, may not be capable of repurchasing or substituting for any of those defective HELOCs, for financial or other reasons.  The inability of GreenPoint Mortgage Funding, Inc. or Goldman Sachs Mortgage Company, as applicable, to repurchase or substitute for defective HELOCs would likely cause the HELOCs to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the payments due on the notes could occur.

•	The following section is added to the Prospectus Supplement after the section entitled “Risk Factors”:

Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.

Pursuant to a Form 8-K filed by Capital One Financial Corporation on August 20, 2007, Capital One Financial Corporation issued a press release in which it announced that it will cease residential mortgage origination operations of its wholesale mortgage banking unit, GreenPoint Mortgage, effective immediately.

•	The definition of “Stepdown Date” on page S-78 shall be deleted in its entirety and replaced with the following:

The earlier of (A) the date on which the aggregate Note Principal Balance of the Class A Notes has been reduced to zero and (B) the later to occur of (x) the Payment Date occurring in January 2009 and (y) the first Payment Date on which the Current Specified Enhancement Percentage is greater than or equal to 41.40%.  This formulation was used in calculating all of the statistical information in this prospectus supplement and in all other materials provided to investors in connection with this securitization.

Dealer Prospectus Delivery Obligation.  Until January 10, 2008 (90 days after the delivery of this supplement), all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus.  This is in addition to the dealer’s obligation to deliver a supplement, prospectus supplement and prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.